UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of November 2022
Commission File Number: 001-38547

Autolus Therapeutics plc
(Translation of registrant’s name into English)

The MediaWorks
191 Wood Lane
London W12 7FP
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
x  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) amends the Report on Form 6-K of Autolus Therapeutics plc (the “Company”), originally furnished by the Company to the Securities and Exchange Commission on November 3, 2022 (the “Initial Report”). The sole purpose for filing this Amendment is to correct a typographical error in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended September 30, 2022 (the “MD&A”) that was attached as Exhibit 99.2 to the Original Report. On pages 6 and 8 of the MD&A, a correction was made to the tables under the headings “Comparison of Three Months Ended September 30, 2022 and 2021” and “Comparison of Nine Months Ended September 30, 2022 and 2021” respectively to add in the line item “other (expense) income, net” above the line item “interest income”. The resulting calculation of the line item “total other (expense) income, net” remains unchanged. This Amendment is filed solely to correct this typographical error and to file a corrected version of the MD&A herewith as Exhibit 99.2.

No changes to the other information furnished with the Original Report have been made and, for the avoidance of doubt, such exhibits remain incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-226457), Form F-3 (File No. 333-258556), Form F-3 (File No. 333-264304), and Form F-3 (File No. 333-264650).

EXHIBIT INDEX

Exhibit No.	Description

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	November 21, 2022	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer